November 16, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-7010
USA

Attention:      Lily Dang
                        Division of Corporation Finance

Dear Sirs/Mesdames:

Re:	Lake Victoria Mining Company, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended March 31, 2010
SEC Comment Letter dated October 12, 2010 (the “Comment Letter”)
File No. 000-53291

Further to our correspondence with staff at the Division of Corporate Finance of today’s date we hereby request an extension of the time to respond to the Comment Letter relating to the Company’s periodic reports. The Company has recently changed its auditors and legal counsel and has appointed a new Chief Executive Officer and Chief Financial Officer. Due to the recent changes the Company would like to request an extension to November 30, 2010 to file a response to the Comment Letter. The Company expects to file a response to all outstanding SEC comments relating to its periodic reports by such date.

Should you have any questions, please do not hesitate to contact the writer directly.

Sincerely yours,

LAKE VICTORIA MINING COMPANY

/s/ David Kalenuik
David Kalenuik
Chief Executive Officer

Address: 1781 Larkspur Drive, Golden, Colorado, 80401Tel: 1-303-526-5100
www.lvcamining.com